UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 07, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI PROFIT BUOYED BY STRONG TANZANIA, BRAZIL PERFORMANCES**



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

7 May 2010

ANGLOGOLD ASHANTI PROFIT BUOYED BY STRONG TANZANIA, BRAZIL PERFORMANCES

(JOHANNESBURG) -- AngloGold Ashanti posted first-quarter adjusted headline earnings of $61 million after a strong performance from its mines in Tanzania and the Americas helped offset seasonally lower production from South Africa.

"Our operations in Brazil and Argentina had another strong quarter and the turnaround progress in the U.S. and Tanzania was also very encouraging,'' Chief Executive Officer Mark Cutifani said. ``Our focus now is to build on those performances and improve the contribution from our South African division.''

Production was 1.08Moz at $619/oz in the three months to 31 March, compared with production the previous quarter of 1.18Moz at $598/oz and guidance of 1.07Moz at $655/oz issued by the company in February. The Brasil Mineraçáo operations saw a cost reduction of 12% to $369/oz, consolidating its position as the company's lowest-cost producer.

Adjusted headline earnings were $61 million, or 17 cents a share in the first quarter, given seasonally weak production at the South African operations following the December holiday shutdown. This compares with fourth-quarter profit of $228 million, or 62 cents a share, which was boosted by a once-off foreign exchange gain.

`An Incredible Slate of New Projects'

AngloGold Ashanti's board approved a $195m investment to develop its Córrego de Sítio mine in Brazil, which is expected to reach its commercial production rate of 140,000oz per annum by 2013.

A decision will be made toward the of the year on the development of its new Tropicana project in western Australia, where exploration drilling has found new sources of gold mineralization near the main project area which has the potential to both increase the size of the proposed mine and its life. Negotiations with the state gold mining company of the Democratic Republic of the Congo were successfully concluded during the quarter, prompting the initiation of a pre-feasibility study for the proposed Mongbwalu mine in the country's northeastern Ituri region.

In Colombia, where the company is awaiting water permits to allow resumption of drilling on its La Colosa deposit, exploration began on several other targets and talks are underway to determine with joint venture B2Gold to determine the best way to progress the development of the Gramalote project.

``We've got an incredible slate of new projects in the Americas, Africa and Australasia,'' Cutifani said. ``Our focus is squarely on developing the potential that exists within our portfolio.''

'A Strong Vote of Confidence'

AngloGold Ashanti strengthened its balance sheet post the quarter end, with the first investment-grade issue of a 30-year bond by a South African corporate. The issue of $300 million of 30-year notes and $700m of 10-year notes was more than six-times oversubscribed. This $1 billion bond issue was completed in April, only days after the company agreed with a group of 16 banks to a $1 billion, four-year revolving credit facility (RCF), which was 1.6 times oversubscribed.

``The overwhelming appetite to provide us with long-term debt demonstrates a strong vote of confidence not only in AngloGold Ashanti, but also in the South Africa,'' Cutifani said. `` Wrapping up a $2 billion refinancing facility at very competitive interest rates, gives us the flexibility to focus on delivering our operating and growth commitments.''

Production in the second quarter is anticipated to be similar to that of the first quarter at a total cash cost of $650/oz. This accounts for a previously announced interruption at the Ghanaian operations to implement a revised water management strategy and tailings facility upgrade, as well as a planned decline in output from Sunrise Dam in Australia. Full-year guidance is maintained at 4.5Moz to 4.7Moz at a cash cost of $590/oz to $615/oz.

ENDS

Contacts

	Tel:	**E-mail:**
Alan Fine (Media)	+27 (0) 11 637 6383	afine@AngloGoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	sbailey@anglogoldashanti.com
	or +27 82 330 9628	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 7, 2010

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary